Exhibit 99.1

Draganfly Selected by U.S. Army to Supply Flex FPV Drone Systems

Tampa, Florida – September 30, 2025 — Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an industry-leading developer of drone solutions and systems, today announced its selection by the U.S. Army to provide Flex FPV drone systems.

Under the initial order, Draganfly will deliver Flex FPV drones designed for high-performance operations as well as help establish on-site manufacturing of the Flex FPV (First Person View) within overseas U.S. Forces facilities to accelerate deployment and reduce supply-chain timelines. The Company will also provide both flight and manufacturing training to enable Army personnel to sustain operations, and will manage logistics to ensure a secure, NDAA-compliant supply chain practice. This marks a significant milestone in evolving critical drone capabilities closer to the theater of operations, reducing logistical vulnerabilities and enhancing force readiness.

Recent exercises have underscored the importance of FPV technology for U.S. forces. During the Swift Response 2025 exercise in Lithuania, paratroopers operated and detonated in-house-built FPV drones against dismounted and vehicle-sized autonomous targets. The unit has also established its own drone lab for design, training, and rapid innovation. In August 2025, the U.S. Army executed the first-ever air-to-air kill with an armed FPV drone, advancing the evolution of drone warfare. Draganfly’s Embedded Manufacturing Program and the Flex FPV Drone systems are in direct support of this strategic shift to decentralized and agile innovation.

“We are honored to support the U.S. Army as it moves critical drone capabilities closer to front lines,” said Cameron Chell, President & CEO of Draganfly. “By combining advanced Flex FPV Drone systems, embedded manufacturing, training and secure logistics, we are helping reinforce operational agility and sustainment for forward-deployed forces. This helps ensure personnel have the tools, training and capabilities required when and where they need them most.”

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is a pioneer in drone solutions and robotics. With over 25 years of innovation, Draganfly has been at the forefront of drone technology, providing solutions for public safety, agriculture, industrial inspections, security, mapping, and surveying. The Company is committed to delivering efficient, reliable, and industry-leading technology that helps organizations save time, money, and lives.

For more information, visit www.draganfly.com

Contacts

Investor Relations

Email: investor.relations@draganfly.com

Media Contact

Erika Racicot

Email: media@draganfly.com

Company Contact

Cameron Chell, Chief Executive Officer

Phone: (306) 955-9907

Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the collaboration between Draganfly and the Department marking a significant milestone in shifting critical drone capabilities closer to the battlefield, reducing logistical vulnerabilities and enhancing force readiness. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.